Filed Pursuant to Rule 424(b)(3)
                     File No. 333-225544

Supplement to Athene® Amplify
Single Purchase Payment Index-Linked Deferred Annuity Contract
Supplement dated March 30, 2021
To Prospectus Dated May 1, 2020

The following disclosure is added to Appendix B: State Variation Chart

State	Feature or Benefit	Availability or Variation
California	Right to Cancel Period	If the Owner is age 60 or above, the Right to Cancel Period is 30 days.
	Confinement Waiver	The Confinement Waiver is not available in California.
	Terminal Illness Waiver	The Terminal Illness Waiver is not available in California.
Hawaii	Right to Cancel Period	If your Contract is the result of a replacement of an existing contract, your Right to Cancel Period is 30 days.
Minnesota	Right to Cancel Period	If your Contract is the result of a replacement of an existing contract, your Right to Cancel Period is 30 days.
New Jersey	Definition of Spouse for spousal continuation upon death, Confinement Waiver, Terminal Illness Waiver
A definition of the term "Spouse" is added to the Contract, and is defined as follows:

A Spouse of an individual is a person (1) recognized as the spouse of that individual in the state where they were legally married or (2) in a civil union with that individual under New Jersey law. This does not have the effect of altering or amending federal tax law applicable to your Contract.

	Terminal Illness Waiver	The conditions under which the waiver applies have been modified. The waiver requires that any Owner (or if the Owner is a non-natural person, any Annuitant) has a Terminal Illness. The requirement that the diagnosis occurs at least one year after the Contract Date is removed.
Texas	Right to Cancel	Upon exercising the Right to Cancel benefit, the Company will refund the Cash Surrender Value, including any Contract fees or charges.

State	Feature or Benefit	Availability or Variation
Texas	Separate Account	The description of the Separate Account is modified for contracts issued in Texas.

For contracts issued in Texas, reserves for the Index-Linked Segment Options are held in the AAIA Texas Index-Linked Deferred Annuity Contract Separate Account. This segregated account is established by the Company under Iowa Law.

The portion of the assets of the Separate Account equal to the reserves and other Contract liabilities for Index-Linked Segment Options with respect to the Separate Account will not be chargeable with liabilities arising out of any other business we may conduct. You do not participate in the performance of assets held in the Separate Account and do not have any direct claim on them. The Separate Account is not registered under the Investment Company Act of 1940.
Confinement Waiver
The waiver is available during the Accumulation Phase before the Death Benefit becomes payable.

The conditions under which the waiver applies have been modified. Confinement must continue for at least 60 consecutive days, and confinement must begin on or after the Contract Date.

The withdrawal request must be accompanied by Written Proof of Confinement, which is defined as follows:

Written proof of Confinement means a signed statement from the Hospital or Qualified Care Facility verifying the dates the Owner was confined in a Hospital or Qualified Care Facility.

The cost of any second opinion or exam will be borne by the Company.

Terminal Illness Waiver	The waiver is available during the Accumulation Phase before the Death Benefit becomes payable.

The conditions under which the waiver applies have been modified. A diagnosis of Terminal Illness must occur on or after the Contract Date.

The cost of any second opinion or exam will be borne by the Company.